GK/AS/675/2007

07025446

SEC file: 82-5036

Płock, 20 July 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

Polski Koncern Naftowy

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 35/2007 to 47/2007;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

7/25

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Capex plan 2007-12
Released	16:06 12-Jun-07
Number	2360Y

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 35/2007 dated 12 June 2007
PKN ORLEN Capital Group CAPEX in years 2007-2012

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") in accordance with the organization of the eurobonds issue, which is planned to take place at the turn of June and July ("Eurobond Issue"), announces that the assumed total capital expenditure ("CAPEX") for the PKN ORLEN Capital Group in years 2007-2012 will amount to PLN 21.18 billion. Assumptions already include estimated capital expenditure for the Mazeikiu Nafta Capital Group ("MN") in the amount of PLN 4.57 billion.

The yearly breakdown of CAPEX plan for the PKN ORLEN Capital Group is as follows:

CAPEX in the PKN ORLEN Capital Group in PLN billion	2007	2008	2009	2010	2011	2012
Total	3.63	4.69	4.74	3.42	2.84	1.86

The capital expenditure plan in the PKN ORLEN Capital Group in years 2007-2012 assumes that the annual average level of CAPEX will amount to PLN 3.53 billion.
The assumed annual average level of the capital expenditure in the breakdown for the segmental operations of PKN ORLEN Capital Group is as follows:

CAPEX in the PKN ORLEN Capital Group in PLN billion	2007	2008	2009	2010	2011	2012	sum 2007-2012	annual average
Petrochemicals	0.54	1.28	1.94	1.19	0.54	0.39	5.87	0.98
Refining	1.40	1.73	1.30	0.75	0.67	0.16	6.0	1.0
Chemicals	0.16	0.23	0.22	0.33	0.34	0.24	1.51	0.25
Retail	0.73	0.58	0.53	0.43	0.58	0.4	3.26	0.54
Crude oil trade and Upstream	0.05	0.29	0.29	0.29	0.29	0.29	1.49	0.25
Others (including: Supporting production, Logistics, Oil, Wholesale, Corporate Center)	0.74	0.59	0.47	0.43	0.43	0.38	3.04	0.51
Total	3.63	4.69	4.74	3.42	2.84	1.86	21.18	3.53

With regards to the major elements of the CAPEX plan for the PKN ORLEN Capital Group in years 2007-2012 the following initiatives in the segmental breakdown should be considered amongst others:

Petrochemicals	1. Construction of the paraxylene (PX) / terephthalic acid (PTA) plants.
	2. Intensification of the unit of ethylene oxide and butadiene
Refining	1. Development of the refining complex in Mazeikiu Nafta – see regulatory announcement no 33/2007 dated 4 June 2007 and its correction.
	2. Increasing the capacity of the diesel unit – HON VII plant.
	3. Construction of the hydrogen production plant.
Chemicals	1. Modernisation of the polyvinyl chloride (PVC) production lines – including tl production capacity increase.
	2. Construction of the cyclohexanone unit.
	3. Construction of the butylen polyterephthalate (PBT) production unit – furthe processing of terephthalic acid (PTA).
Retail	1. Development of the retail network in Poland, Germany and Lithuania.
Crude oil trade and Upstream	1. In accordance to the current upstream strategy.
Others (including:	1. Preparing the storage depots for biocomponents dosage.
	2. Development of the pipeline network (Wroclaw).

Supporting Production, Logistics, Oil, Wholesale Corporate Center)	3. Investing in the heat and power generating plant which would provide the compliance with the future regulations related to the gas emissions as well as unit renovation.

See also: Regulatory announcement no 76/2006 dated 29 November 2006.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

PKN ORLEN S.A. Management Board

END

PKN ORLEN SA
SEC File
82-5036

Close

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Unipetrol bought Garo Estates
Released	07:00 15-Jun-07
Number	4152Y

Regulatory announcement no 36/2007 dated 14 June 2007
Unipetrol has purchased Garo Estates s.r.o.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 14 June 2007 it was informed by UNIPETROL, a.s., headquartered in Prague, Czech Republic ("Unipetrol"), that on 7 June 2007 it had purchased 100% of the shares in a company called Garo Estates s.r.o. ("Garo Estates"). The purchase was completed on the basis of an agreement concluded on 6 June 2007 between Unipetrol, as the purchaser, and Corporate Consulting a.s., headquartered in Prague, Czech Republic ("Corporate Consulting"), as the seller. Unipetrol has purchased a 100% interest in the amount of CZK 200,000 (i.e. approximately PLN 26 760, based on average CZK/PLN exchange rates as of 14 June 2007, as stated by the National Bank of Poland) in Garo Estates ("Purchased Shares"), headquartered in Litvinov, Czech Republic.

The Purchased Shares were bought by Unipetrol for CZK 280,000 (i.e. approximately PLN 37 464, based on average CZK/PLN exchange rates as of 14 June 2007, as stated by the National Bank of Poland).
The book value of the Purchased Shares in the Unipetrol books amounted to CZK 280,000 as of 7 June 2007 (i.e. approximately PLN 37 464, based on average CZK/PLN exchange rates as of 14 June 2007, as stated by the National Bank of Poland).

The main business activity of Garo Estates is the leasing of real estate. To date, the company has not undertaken any business activities.
The main business activities of Unipetrol include crude oil refining, petrochemical and chemical production, and the sale of fuels.
The main business activity of Corporate Consulting is the leasing of real estate.

PKN ORLEN owns 63% of the votes at the General Meeting of Unipetrol.

Except in respect to the execution of the share purchase agreement referred to above, no other relationship exists between PKN ORLEN, PKN ORLEN's managing or supervising persons, and the seller of the shares - Corporate Consulting.

Unipetrol's investment in Garo Estates is regarded as long-term.

As the Purchased Shares represent more that 20% of Garo Estate's initial capital, they are significant assets in accordance with the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

END

Close

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN ORLEN buys Aktiebolaget
Released	16:30 15-Jun-07
Number	4818Y

Regulatory announcement no 37/2007 dated 15 June 2007
PKN ORLEN has purchased Swedish company Aktiebolaget Grundstenen 108770

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 15 June 2007 it signed an agreement with Svenska Standardbolag AB, headquartered in Falun, Sweden, regarding the purchase of 5000 shares in Aktiebolaget Grundstenen 108770 ("Aktiebolaget Grundstenen"), headquartered in Falun, Sweden ("Purchased shares"). The Purchased shares represent 100% of the initial capital and 100% of the total amount of votes at the General Meeting of Shareholders of Aktiebolaget Grundstenen, with a par value of SEK 100 for each share (i.e. approximately PLN 40.40, based on average SEK/PLN exchange rates as of 15 June 2007, as stated by the National Bank of Poland). The cost of the purchased shares amounts to SEK 500 000 (i.e. approximately PLN 202 000, based on average SEK/PLN exchange rates as of 15 June 2007, as stated by the National Bank of Poland) and has been paid from PKN ORLEN's own cash resources.
The book value of the Purchased Shares in PKN ORLEN's books amounted to PLN 202 000 as of 15 June 2007.

The main reason why PKN ORLEN purchased the shares in Aktiebolaget Grundstenen is to realize the issue of Eurobonds planned for June and July 2007. The termination of the business activity of Aktiebolaget Grundstenen is planned after the redemption of all Eurobonds that PKN ORLEN is planning to issue. To date, Aktiebolaget Grundstenen has not undertaken any business activities. In accordance to the provisions of the agreement on purchase of shares in Aktiebolaget Grundstenen, just after PKN ORLEN has paid for the purchased shares, there will be a General Meeting of Shareholders of Aktiebolaget Grundstenen, during which, among other items, the company name will be changed. Additionally there will be set the main business activity of Aktiebolaget Grundstenen - ownership and management of tangible and intangible assets.

The main business activity of Svenska Standardbolag AB is the sale and liquidation of companies.

Except in respect to the execution of the share purchase agreement referred to above, no other relationship exists between PKN ORLEN, PKN ORLEN's managing or supervising persons, and the seller of the shares - Svenska Standardbolag AB.

As the Purchased Shares represent more than 20% of Aktiebolaget Grundstenen's initial capital, they are significant assets in accordance with the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

END

Close

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Moody's assigns Baa3 rating
Released	07:00 28-Jun-07
Number	1784Z

Regulatory announcement no 38/2007 dated 27 June 2007

Moody's assigns Baa3 rating to PKN ORLEN and provisional Baa3 rating to the planned PKN ORLEN Eurobonds issue.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 27 June 2007 it was informed that Moody's Investors Service ("Moody's") has assigned Baa3 corporate family rating to PKN ORLEN, and a provisional Baa3 rating to the planned by PKN ORLEN Eurobonds Issue ("Eurobonds Issue"). Outlook for the assigned ratings is stable.

In accordance to the information provided by Moody's the assigned to PKN ORLEN Baa3 rating reflects strong position of PKN ORLEN in the refining and petrochemical industry within Central and Eastern Europe as well as dominant position in Poland. In the assessment, Moody's stated that over the next 2 years PKN ORLEN should aim to achieve its leverage target of 1.5x-2.0x on a Net debt/EBITDA basis, which would allow Moody's to consider a higher rating for PKN ORLEN.

The assignment of the provisional ratings to PKN ORLEN's Eurobonds, in advance of the sale of such securities, reflects Moody's preliminary opinion on the unsecured bonds which are planned to be issued by PKN ORLEN. A definitive rating may be changed by Moody's upon a conclusive review of the transaction documentation.

The stable ratings outlook, in accordance to the Moody's comments, reflects its expectation that the economic environment and supply/demand fundamentals for refining products will remain supportive to PKN ORLEN which will allow PKN ORLEN to reduce leverage in the assumed period.

See also: Regulatory announcement no 3/2002 dated 4 January 2002, regulatory announcement no 76/2006 dated 29 November 2006 and regulatory announcement no 86 dated 16 December 2006.

END

Close

Regulatory Announcement

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Leverage projections
Released	12:09 28-Jun-07
Number	2200Z

Regulatory announcement no 39/2007 dated 28 June 2007

Leverage projections of the PKN ORLEN Group for the period 2007 – 2012.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), in accordance with the planned issue of Eurobonds and in order to provide equal access to information, announces the leverage projections for the PKN ORLEN Group for the period 2007 – 2012.

On 28 November 2006 PKN ORLEN signed, with a syndicate formed of six Polish and foreign banks: ABN AMRO Bank N.V., Bank Handlowy in Warsaw S.A., BNP Paribas, ING Bank N.V. / ING Bank Slaski S.A., Societe Generale S.A. Polish Division and the UniCredit Group, an order to prepare for the issue of Eurobonds.

PKN ORLEN is planning to issue Eurobonds with a fixed interest coupon, which will be listed on the Luxembourg Stock Exchange regulated market.

The preliminary version of the PKN ORLEN Prospectus prepared in relation to the Eurobond Issue and the presentation for investors are available on the PKN ORLEN website (www.orlen.pl).

The consolidated leverage projections of the PKN ORLEN Group for the period 2007-2012 on an annual basis (based on the LIFO valuation of inventories i.e. last in first out) are as follows:

Year	2007	2008	2009	2010	2011	2012
PKN ORLEN Capital Group leverage	1.6	1.4	1.3	1.2	1.1	0.7

The leverage model above assumes the sale of the PKN ORLEN share in Polkomtel in 2007.

In all the projections mentioned above, leverage is defined as consolidated net debt divided by EBITDA.

See also: Regulatory announcement no 76/2006 dated 29 November 2006 and regulatory announcement no 38/2007 dated 27 June 2007.

END

Close

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of shares in Motell
Released	07:00 02-Jul-07
Number	4011Z

Regulatory announcement no 40/2007 dated 29 June 2007

PKN ORLEN has signed an agreement for the sale of its shares in Motell.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 29 June 2007 it signed an agreement ("Agreement") with Hawelka Sp. z o.o. (a limited liability company) ("Hawelka"), headquartered in Cracow, Poland, regarding the sale of shares in Motell Sp. z o.o. (a limited liability company) ("Motell"), headquartered in Morawica, Poland.

As a result of the Agreement PKN ORLEN will sell to Hawelka 350 shares in Motell ("Shares"), representing 35% of the initial capital and 35% of the total amount of votes at the General Meeting of Shareholders of Motell, with a par value of PLN 2,000 per share and the total par value of PLN 700,000. The Shares will be sold for a total planned price of PLN 1,600,000.

The payment for the Shares will be divided into 7 installments. The first installment will amount to PLN 850,000 and it will be paid not later than 14 days after the day of the signing the Agreement. The Motell Shares will be transferred to Hawelka on the day of the payment of the first installment.
The rest of the price is divided into 6 installments. The value of the final installment will depend on conditions that are within PKN ORLEN's decision-making area, and are connected with the execution of previously-signed agreements between PKN ORLEN and Motell, which refer to the provision of restaurant services in establishments servicing travellers' needs.

The share capital of Motell amounts to PLN 2,000,000 and is divided into 1,000 equal, indivisible shares with a par value of PLN 2,000 per share. The book value of the sold Shares in the PKN ORLEN books amounted to PLN 148.462 as of 29 June 2007.

After the settlement of the transaction PKN ORLEN will not have any shares in the initial capital of Motell.

Motell provides restaurant and hotel services. Its business activities also include trade and services for retail petrol stations.
Hawelka provides restaurant services and external catering services.

Except in respect to the execution of the share purchase agreement referred to above, no other relationship exists between PKN ORLEN, PKN ORLEN's managing or supervisory persons and Hawelka.

As the sold Shares represent 35% of the Motell initial capital, they are significant assets in accordance with the par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

END

Close

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Etylobenzen liquidation
Released	16:57 05-Jul-07
Number	7666Z

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 41/2007 dated 5 July 2007.
Opening of the liquidation proceedings for ETYLOBENZEN Plock.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 4 July 2007 an Extraordinary General Meeting of Shareholders of ETYLOBENZEN Plock Sp. z o.o. (a limited liability company) ("ETYLOBENZEN Plock") headquartered in Plock, Poland, accepted a resolution regarding the dissolution of ETYLOBENZEN Plock, and the appointment of Ms. Hanna Kowalska as the liquidator.

The initial capital of ETYLOBENZEN Plock amounts to PLN 12,000,000 and is divided into 1,200 equal and indivisible shares with a par value of PLN 10,000 for each share. PKN ORLEN owns 100% of the initial capital of ETYLOBENZEN Plock.

ETYLOBENZEN Plock produces and sells organic chemicals.
The intention of PKN ORLEN's Management Board is to incorporate the assets of ETYLOBENZEN Plock into the structure of PKN ORLEN.

See also: regulatory announcement no 19/2007 dated 23 April 2007.

END

Close

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	NOM shares sell agreement
Released	16:19 06-Jul-07
Number	8398Z

Regulatory announcement no 42/2007 dated 6 July 2007

PKN ORLEN has signed an agreement for the sale of its shares in NOM.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 6 July 2007 it signed an agreement ("Agreement") with EXATEL S.A. (a joint stock company) ("EXATEL"), headquartered in Warsaw, Poland, regarding the sale of shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. (a limited liability company) ("NOM"), headquartered in Warsaw, Poland.

As a result of the Agreement, PKN ORLEN will sell to EXATEL 168,000 shares in NOM ("Shares"), representing 35% of the initial capital and 35% of the total amount of votes at the General Meeting of Shareholders of NOM, with a par value of PLN 125 per share and a total par value of PLN 21,000,000. The Shares will be sold for a total planned price of PLN 22,209,000.

Payment for the Shares (which will mean transaction closing) will be transferred after EXATEL has received all irrevocable acceptances, but no later than on 13 September 2007. The NOM Shares will be transferred to EXATEL on the date of payment.

The share capital of NOM amounts to PLN 60,000,000 and is divided into 480,000 equal, indivisible shares with a par value of PLN 125 per share. The book value of the sold Shares in the PKN ORLEN books amounted to PLN 18,033,294 as of 6 July 2007.

After settlement of the transaction, PKN ORLEN will have no shares in the initial capital of NOM.

NOM is a landline telecommunications operator providing services which include, among others, long-distance calls and international calls to foreign landline and cellular networks.
The main business activities of EXATEL are the supply of modern telecommunications solutions for business entities. EXATEL also manages a fibre optic data transmission network.

Except in respect to the execution of the Agreement referred to above, no other relationship exists between PKN ORLEN, PKN ORLEN's managing or supervisory persons, and EXATEL.

As the sold Shares represent 35% of the NOM initial capital, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

See also: regulatory announcement no 35/2000 dated 9 June 2000; regulatory announcement no 14/2001 dated 20 March 2001; regulatory announcement no 37/2003 dated 21 May 2003; regulatory announcement no 26/2005 dated 26 April 2005.

END

Close

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in SB
Released	17:35 06-Jul-07
Number	8525Z

Regulatory announcement 43/2007 dated 6 July 2007

Mr. Janusz Zielinski has been appointed to the PKN ORLEN Supervisory Board.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 6 June 2007, it was informed by the Ministry of the State Treasury on behalf of a PKN ORLEN Shareholder - the State Treasury - that in accordance to paragraph 8 section 2 point 1 of the PKN ORLEN Article of Association, Professor Janusz Zielinski has been appointed to the PKN ORLEN Supervisory Board.

Mr. Janusz Zielinski, aged 54, is Professor of the Warsaw University of Technology, and a graduate of Warsaw University of Technology (Plock branch), Faculty of Chemistry. In 2002 he completed his post-graduate study in Financial Management and Marketing at Warsaw University of Technology.

At present Professor Zielinski is a Deputy of the Vice-Rector of Technical and Social Sciences School of Warsaw University of Technology (Plock branch) and a Head of the Plastic Faculty of Chemistry Institute at Warsaw University of Technology (Plock branch).

- 1999 – 2005 – Vice Rector of Warsaw University of Technology (Plock branch) of Scientific and Educational Centre (from 2002 Technical and Social Sciences School); and Dean of Petrochemical, Mechanical and Construction Faculty;
- 1994 – 2005 – Associate Professor, Chemistry Institute, Warsaw University of Technology (Plock branch);
- 1996 – 1999 – Vice Dean for General Matters at the Petrochemical, Mechanical and Construction faculty, Warsaw University of Technology (Plock branch);
- 1993 – 1996 – Vice Director of the Chemistry Institute, Warsaw University of Technology (Plock branch);
- 1987 – 1990 – extra-mural training at Moscow Crude Oil and Gas Institute of I. M. Gubin
- 1976 – 1994 – consequently Specialist and Assistant, Senior Assistant and Tutor; Institute of Chemistry, Warsaw University of Technology (Plock branch);

Professor Zielinski is a member of various international and domestic Learned Societies and Councils (i.e. AAAS ACS-USA, DECHEMA-Germany). In 2003-2007 he was a Vice-President of the Polish Inventors and Rationalisers Association.

He was honoured with a Silver Mark of Distinction and Merit to the Environment and Water Administration Preservation for:

- his activities for environment preservation;
- benefit to the Engineers and Technicians Association of Chemical Industry;
- his inventory activities, and his contribution to the development of PKN ORLEN.

He also received:

- Gold Mark of Distinction (SITPChem)
- Silver Mark of Distinction for Merits to the Chemical Industry,
- Ignacy Lukasiewicz Medal,
- Silver Cross of Merit (1997)
- National Education Committee Medal (1999)
- Gold Cross of Merit (2002)

- Medal of Plock Person of Merit (2004).
- Officer Cross of the King of Belgium for the inventive and innovative activity.

From 8 April 2004 to 5 August 2004 Professor Zielinski was a Member of the PKN ORLEN Supervisory Board.

Professor Zielinski is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

END

PKN ORLEN SA
SEC File
82-5036

Close

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Unipetrol purchased ButadienK
Released	16:57 10-Jul-07
Number	0115A

Regulatory announcement 44/2007 dated 10 July 2007
Unipetrol a.s. purchase of shares in Butadien Kralupy a.s.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 10 July 2007 PKN ORLEN's subsidiary – Unipetrol a.s., headquartered in Prague, Czech Republic ("Unipetrol"), signed a Share Purchase Agreement by and between Unipetrol's subsidiary KAUCUK, a.s. ("Kaucuk"), headquartered in Kralupy nad Vltavou (Czech Republic), as a seller, and Unipetrol as a purchaser. The subject of the Share Purchase Agreement is the transfer of 51% of the shares of Butadien Kralupy a.s. ("Butadien Kralupy"), headquartered in Kralupy nad Vltavou (Czech Republic), from Kaucuk to Unipetrol for a purchase price in the amount of CZK 76,500,000 (i.e. approximately PLN 10 052 100, based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland).

Unipetrol has purchased 153 shares in Butadien Kralupy ("Purchased Shares"). The Purchased Shares represent 51% of the initial capital of Butadien Kralupy with a par value CZK 500,000 for each share (i.e. approximately PLN 65 700, based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland), and represents 51% of the votes at the General Meeting of shareholders of Butadien Kralupy. The shares were paid for by Unipetrol in the form of cash.

The book value of the Purchased Shares in Kaucuk's books amounted to CZK 76.500.000 (i.e. approximately PLN 10 052 100, based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland) as of 9 July 2007.

The main business activity of Butadien Kralupy is the leasing of real estate. Butadien Kralupy will be used for the construction and operation of a new butadiene unit on the basis of an agreement signed by Unipetrol, Dwory, CHEMOPETROL, a.s. and Kaucuk (further information can be found below).
Kaucuk is a chemical company and a producer of styrene-butadiene and polybutadiene rubbers, polystyrene plastics and synthetic rubber.
The main business activities of Unipetrol include crude oil refining, petrochemical and chemical production, and the sale of fuels.

PKN ORLEN owns 63% of the votes at the General Meeting of Unipetrol.
Unipetrol owns 100% of the votes at the General Meeting of Kaucuk.
After the transaction Kaucuk owns 49% of the votes at the General Meeting of Butadien Kralupy.

The Supervisory Board of Kaucuk consists of 3 members, 1 of which is a Unipetrol employee, while 2 are Kaucuk employees. The Unipetrol Supervisory Board consists of 12 members, 8 of which are PKN ORLEN employees. The Kaucuk Management Board/Board of Directors consists of 4 members, of which 2 are Unipetrol employees and 2 are Kaucuk employees.

The Share Purchase Agreement was executed in connection with the implementation of the sale of 100% of the shares of Kauèuk, owned by UNIPETROL, a.s. ("Unipetrol"), to FIRMA CHEMICZNA DWORY S.A., with its registered office in Oœwiêcim (Poland) ("Dwory") under the share purchase agreement entered into on 30 January 2007, between Unipetrol as seller and Dwory as buyer, and within the meaning of the Agreement on Cooperation in Connection with Construction and Operation of the New Butadiene Unit, executed by and among Unipetrol, Dwory, CHEMOPETROL, a.s. and Kauèuk on 30 January 2007 (the "Cooperation Agreement").

Unipetrol's investment in the Butadien Kralupy shares is of a long-term nature.

As the Purchased Shares represent more that 20% of the Butadien Kralupy initial capital, they are significant assets in accordance with the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

See also: regulatory announcement no 11/2007 dated 30 January 2007, regulatory announcement no 24/2007 dated 9 May 2007.

END

Close

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ONBIO production restarted
Released	15:57 16-Jul-07
Number	3243A

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 45/2007 dated 16 July 2007
The Management Board of Trzebinia Refinery has decided to restart the production and sale of ON BIO diesel fuel, a blend containing 20% FAME esters

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs that on 16 July 2007 the Management Board of Rafineria Trzebinia S.A. ("Trzebinia Refinery") has decided to restart the production of ON BIO diesel fuel, a blend containing 20% FAME esters (fatty acid methyl ester - FAME). The decision to restart production was preceded by a detailed economic analysis made by Trzebinia Refinery, which referred to the changes introduced by the "Regulation dated 11 May 2007 regarding changes to the excise tax and changes to some other regulations" ("Regulation dated 11 May 2007") to the earlier "Regulation regarding bio-components and liquid bio-fuels". The Regulation dated 11 May 2007 increased the excise tax concession by approximately PLN 0.05 per litre of bio-components in diesel fuel, and decreased the excise tax from PLN 0.20 to PLN 0.01 per litre for pure bio-components fuels for combustion engines.

Moreover, the Management Board of Trzebinia Refinery decided to restart the sale of diesel containing 20% FAME bio-components on 16 June 2007. At the end of 2006 Trzebinia Refinery had been selling diesel containing 20% bio-components under the name "ON BIO 10". In order to provide more precise information about the share of bio-components in diesel, Trzebinia Refinery has decided that the product will now be named "ON BIO 20".

PKN ORLEN holds 77.2% of the shares in the Trzebinia Refinery Capital Group.

See also: Regulatory announcement 1/2007 dated 4 January 2007.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

END

Close

Regulatory Announcement

Go to market news section

ʌN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Crude deliveries contract
Released	15:56 18-Jul-07
Number	4787A

Regulatory announcement no 46/2007 dated 18 July 2007
PKN ORLEN has signed an agreement with KD Petrotrade FZE for crude oil deliveries via the "Druzba" pipeline.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that on 18 July 2007, PKN ORLEN signed an agreement with KD Petrotrade FZE ("Petrotrade"), headquartered in the United Arab Emirates, for crude oil deliveries via the "Druzba" pipeline to PKN ORLEN for two million four hundred tonnes (2.4 million) of REBCO crude oil annually ("the Agreement"). The Agreement is in force from 1 July 2007 until 30 June 2010. The conditions of the Agreement allow the contractual period to be extended for a further two years or more.

If monthly volumes fall below 90% of the contracted amount, or if there is a delay in delivery, a condition of the Agreement requires the payment of a penalty whose total value may amount to approximately PLN 1.2 million per month. Payment of the penalty does not exclude the right of PKN ORLEN to claim for compensation exceeding the value of the penalties.

On the day of the signing of the Agreement, the estimated value of the crude oil to be supplied to PKN ORLEN by 30 June 2010 amounts to ca. USD 3.9 billion (i.e. approximately PLN 10.6 billion, based on the average USD/PLN exchange rate as of 18 July 2007, as stated by the National Bank of Poland).

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities", the Agreement constitutes a "significant agreement" due to the fact that its value exceeds 10% of PKN ORLEN's equity.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

END

Close

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of Shares in Kaucuk
Released	16:04 19-Jul-07
Number	5578A

Regulatory announcement no 47/2007 dated 19 July 2007

Unipetrol has disposed of its shares in Kaucuk to Firma Chemiczna Dwory

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that its subsidiary - UNIPETROL, a.s., headquartered in Prague, Czech Republic ("Unipetrol"), on 19 July 2007 disposed to Firma Chemiczna Dwory S.A., headquartered in Oswiecim, Poland ("Dwory"), 6 236 000 ordinary shares in Kaucuk a.s. ("Disposed Shares"), headquartered in Kralupy nad Vltavou, Czech Republic ("Kaucuk"). The Shares were disposed under the Share Purchase Agreement of 30 January 2007 between Unipetrol as seller and Dwory as purchaser ("Share Purchase Agreement"). As a result of the disposal, Dwory became the sole shareholder of Kaucuk.

The Disposed Shares represent 100% of the registered capital of Kaucuk, and represent 100% of the votes at the Shareholders' General Meeting of Kaucuk, with a nominal value CZK 1,000 per share (i.e. approximately PLN 133 based on the average CZK/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland).

The purchase price for the Disposed Shares amounting to EUR 195,000,000 (i.e. approximately PLN 731,406,000 based on the average EUR/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland) was paid in cash via a wire transfer to a bank account of Unipetrol.

As of 18 July 2007, the book value of the Disposed Shares in the Unipetrol books on an unconsolidated basis amounted to approximately CZK 5,460,000,000 (i.e. approximately PLN 725,634,000 based on the average CZK/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland) and on a consolidated basis amounted to approximately CZK 7,060,000,000 (i.e. approximately PLN 938,274,000 based on the average USD/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland).

Kaucuk is a commercial company operating in the chemical industry, in particular the production of synthetic rubber, styrene and other monomers.

Unipetrol is a holding company having ownership stakes in commercial companies operating in crude oil refining, petrochemical and chemical production, and the sale of fuels.

Dwory is a chemical company and its activities are concentrated in the production of synthetic rubbers, styrene plastics, and vinyl and copolymer dispersions.

PKN ORLEN owns approximately 63% of the shares of Unipetrol. At the Shareholders' General Meeting of Unipetrol, PKN ORLEN holds 63% of the votes.

The Supervisory Board of Kaucuk consists of 6 members, 1 of which is a Unipetrol employee, 2 are Kaucuk employees and 3 positions are vacant. The Unipetrol Supervisory Board consists of 12 members, 8 of which are PKN ORLEN employees. The Kaucuk Board of Directors consists of 5 members, 2 of which are Unipetrol employees, 2 are Kaucuk employees, and 1 position is vacant.

The closing of the sale of the Disposed Shares to Dwory occurred upon satisfaction of the contractual terms agreed between Unipetrol and Dwory in the Share Purchase Agreement.

As the Disposed Shares represent more that 20% of the Kaucuk registered capital, they are significant assets in accordance with the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

See also: regulatory announcement no 11/2007 dated 30 January 2007.

END

Close

END